Exhibit 99.5

Emera Incorporated

Earnings Coverage Ratio

Pursuant to Section 8.4 of National Instrument 44-102, this updated calculation of the earnings coverage ratio is filed as an exhibit to the audited consolidated financial statements of Emera Incorporated (Emera) for the year ended December 31, 2011, in conjunction with an amended and restated short form base shelf prospectus dated February 18, 2011.

The following earnings coverage ratio is calculated on a consolidated basis for the twelve-month period ended December 31, 2011.

Twelve months ended December 31, 2011

Earnings Coverage (1)	2.07

(1) Earnings coverage is equal to consolidated net earnings applicable to common shares plus: income taxes, interest on long term-debt, amortization of debt financing and after-tax preferred share dividends declared during the year together with undeclared preferred share dividends, if any, divided by interest on long-term debt plus amortization of debt financing and pre-tax preferred dividends.

Emera’s dividend requirements on all of its preferred shares, adjusted to before-tax equivalent using an effective income tax rate of 32.5 percent, amounted to $23.7 million for the 12 months ended December 31, 2011. Emera’s interest requirements for the 12 months then ended amounted to $159.3 million. Emera’s consolidated income before interest and income tax for the 12 months ended December 31, 2011 was $378.3 million, which is 2.07 times Emera’s aggregate dividend and interest requirements for this period.